UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date: 24 March 2022

Dear Shareholder,

I am very pleased to present you with the company’s report for the half-year to 31 December 2021. The company has continued to make very substantial progress during the past six months, in accordance with the strategy that the Board has set down, and it is a pleasure to highlight here some key recent developments.

Our financial statements report a cash balance as at 31 December 2021 of $15.2 million, versus $27.6 million at 30 June 2021. Net current assets were $9.1 million, compared to $21.1 million at 30 June 2021. The company committed $11.4 million to moving its pipeline forward, with 82% of expenditure being invested in R&D. On a forward-looking basis, the company considers that it is funded through to the fourth quarter of CY2022.

The second half of calendar 2021 followed a remarkable period earlier in the year, during which the company advanced its lead program, paxalisib, into an international pivotal study, and executed three substantial cross-border partnering transactions. As such, it is appropriate that the last six months has been, by contrast, a period characterised by diligent consolidation, operational execution, and consistent delivery of our plans.

At the forefront of these is the task of achieving readiness for a potential regulatory filing in respect of paxalisib. GBM AGILE, the pivotal study of paxalisib in glioblastoma, is well-advanced, having commenced recruitment to the paxalisib arm in January 2021. We expect data in calendar 2023. If that data reflects our hopes and expectations for the drug, it will lead us directly into a new drug application (NDA) with the United States Food and Drug Administration (FDA), a process that we hope will see paxalisib become the first new drug treatment approved for newly diagnosed glioblastoma patients in over twenty years.

In the complex process of drug development, this stage may be considered the endgame, and it points to an important transition ahead, both for paxalisib and for Kazia. For the drug, we must now begin considering it as a potential commercial product. At our AGM in November 2021, we shared some initial primary market research which spoke to the very considerable commercial potential of paxalisib. Such work remains ongoing. All of us in Kazia are alert to the very different expectations that arise when a drug transitions from development into commercialisation, and we are determined to give paxalisib the very best start that it may have.

In parallel, Kazia itself is undergoing a period of maturation. Our company is, in all important respects, not much more than half a decade old, and yet it may find itself in possession of a first class pharmaceutical product within a short period of time. It would be naïve to imagine that the company will not itself be transformed by the remarkable progress of its pipeline. One visible manifestation of this is the augmentation of our management team, with two highly experienced, US-based colleagues joining the company in the fourth quarter of calendar 2021. Dr John Friend, our Chief Medical Officer, and Karen Krumeich, our Chief Financial Officer, will work closely with Dr James Garner, our Chief Executive Officer, and the other members of the Kazia team to ensure that we are ready to make a success of the opportunities ahead of us.

The increasingly imminent commercialisation of paxalisib is, however, not the only important consideration for the drug. For most of the development of paxalisib, the primary focus has been on glioblastoma. It is appropriate that a drug in development should be characterised by its lead indication. However, paxalisib is very much more than a glioblastoma drug. We have always believed that it has broad and substantial potential in a range of brain cancers, and even potentially in diseases outside the central nervous system. As our shareholders will be aware, we have deployed a rich and diverse program of clinical trials, in partnership with some of the world’s leading cancer centres, to explore that potential. As we advance through calendar 2022, we expect several of these studies to report initial data. Positive results may cement the notion that paxalisib is a brain cancer therapy rather than purely a glioblastoma therapy, and we expect its prospects to scale accordingly.

Meanwhile, the company is fortunate to now have a second world-class asset in its pipeline. In April 2021, we licensed EVT801 from Evotec SE. Just seven months later, a phase I clinical trial of EVT801 commenced recruitment in France. The speed with which we have been able to move the drug forward reflects our excitement about its potential, the enthusiasm of the clinicians with which we are working, and the extraordinary efforts of the Evotec team, who remain our close allies in the development of this very promising drug. As EVT801 moves through early clinical development, we expect to have a great deal more to say about it. For now, I will merely note that our experience so far has fully justified and, in many areas, exceeded our hopes and expectations at the time of its licensing.

The final months of calendar 2021, and indeed the beginning of calendar 2022, have been an exceptionally challenging period for listed biotech companies. However, your Board takes both pride and reassurance in Kazia’s very healthy fundamentals. We have two very high-quality assets in human trials. Paxalisib, our lead program, is expected to yield final data from its pivotal study next year. It bears the implicit endorsement of many of the world’s experts in brain cancer, who have given their time and resources to trial it in an extremely diverse group of patients, and we anticipate multiple data read outs over coming months to confirm these aspirations. The company is lean, well-funded, robustly supported by its shareholders, managed by an experienced and dedicated team, and has won respect for consistently delivering on its commitments.

My fellow directors and I are extremely gratified by Kazia’s continuing progress, and we look forward to an important and productive year ahead. On behalf of the Board and the management team, I once again thank our shareholders for their ongoing support.

Yours sincerely,

/s/ Iain Ross
Iain Ross
Chairman of the Board

Kazia Therapeutics Limited
Appendix 4D
Half-year report

1. Company details

Name of entity:	Kazia Therapeutics Limited
ABN:	37 063 259 754
Reporting period:	For the half-year ended 31 December 2021
Previous period:	For the half-year ended 31 December 2020

2. Results for announcement to the market

				$
Revenues from ordinary activities	down	—	to	—

Loss from ordinary activities after tax attributable to the owners of Kazia Therapeutics Limited	up	104.6%	to	(13,022,408)

Loss for the half-year attributable to the owners of Kazia Therapeutics Limited	up	104.6%	to	(13,022,408)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax amounted to $13,022,408 (31 December 2020: $6,363,560).

The Company has no operating revenue. Operating expenses for the half year ended 31 December 2021 amounted to $2,261,366 (31 December 2020: $3,575,564).

The loss for the half year ended 31 December 2021 includes Research and Development spending of $11,029,851 compared with $2,859,541 for the half year ended 31 December 2020.

The consolidated entity’s current assets at 31 December 2021 were $16,709,002 (June 2021: $29,390,818), with current liabilities of $7,593,262 (June 2021: $8,326,554).

Other income of $24,956 was earned in the current financial period, compared with $1,170 in the half year ended 31 December 2020. The current period income related to a bad debt recovery and grant funding received.

Finance income fell to $1,989 (31 December 2020: $30,824).

3. Net tangible assets

	Reporting period Cents	Previous period Cents
Net tangible assets per ordinary security	3.38	12.01

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

Kazia Therapeutics Limited Appendix 4D Half-year report

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and the review report is attached as part of the Half Yearly Report.

11. Attachments

Details of attachments (if any):

The Half Yearly Report of Kazia Therapeutics Limited for the half-year ended 31 December 2021 is attached.

12. Signed

Signed	/s/ Iain Ross	Date: 23 February 2022

Kazia Therapeutics Limited

ABN 37 063 259 754

Half Yearly Report - 31 December 2021

Kazia Therapeutics Limited Directors’ report 31 December 2021

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2021.

Directors

The following persons were directors of Kazia Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Iain Ross

Bryce Carmine

Steven Coffey

James Garner

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $13,022,408 (31 December 2020: $6,363,560).

The attached financial statements detail the performance and financial position of the consolidated entity for the half-year ended 31 December 2021.

Cash resources

At 31 December 2021, the consolidated entity had total funds of $15,188,957 comprising cash in hand and at bank.

Impact of COVID-19

The directors have considered the impact of COVID-19 on the operations of the Company and make the following observations:

1) Kazia’s key clinical trials have not been materially impacted by COVID-19 to date. The GBM AGILE study, the pivotal study for paxalisib in glioblastoma, is on track with recruitment running to plan, and no disruption to this schedule is foreseen. To date, the study has screened over one thousand patients. The Phase II study of paxalisib in glioblastoma has concluded, and the remaining data analyses are unlikely to be disrupted by COVID. The Phase I trial for the consolidated entity’s new asset, EVT801, opened before period end and recruitment is on track. Further details of this asset are included later in this report.

2) In general, clinical research in advanced cancer is relatively insulated from pandemic disruption due to the ongoing and time-critical need for patient care in specialised facilities which cannot easily be repurposed;

3) The Company’s staff have been working remotely since the onset of the pandemic, and hence no operational disruptions have occurred or are anticipated to occur; and

4) The Company is not reliant on ongoing revenue from customers, and so changes in customer behaviour over the next several years due to public health restrictions and reduced economic activity will have little to no impact on its finances.

Accordingly the Directors do not foresee any material impacts on the Company’s operations as a result of the COVID-19 outbreak.

Kazia Therapeutics Limited Directors’ report 31 December 2021

Research and development report

The lead R&D program for the consolidated entity is paxalisib (formerly known as GDC-0084), a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech, Inc. in October 2016. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human data.

Paxalisib is protected by granted or pending composition-of-matter patents in all commercially relevant territories. Loss of exclusivity varies between territories, but is no earlier than 2030 in any territory. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and for the broader indication of glioma in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation for certain forms of childhood brain cancer by the US FDA in August 2020, and was also granted Fast Track Designation for glioblastoma in August 2020.

Paxalisib has completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma (NCT01547546), which showed the drug to be generally safe and well-tolerated, and which provided pharmacodynamic proof of concept and signals of potential clinical activity. This study was published in Clinical Cancer Research, and a companion paper detailing a post hoc analysis of imaging data from the study has been published in the same journal.

Kazia has completed a phase II clinical trial of paxalisib in newly diagnosed glioblastoma patients with unmethylated MGMT promotor status (NCT03522298), which is expected to be the primarily target population at commercial launch. This study has confirmed the safety profile and pharmacokinetic parameters of the drug in this specific population, and has provided convincing signals of clinical efficacy.

In October 2020, the company executed a definitive agreement with the Global Coalition for Adaptive Research (GCAR) to introduce paxalisib into the ongoing adaptive platform study, GBM AGILE (NCT03970447). This study is designed to provide substantial evidence for approval of new drugs in glioblastoma, and is intended to serve as the pivotal study for paxalisib in US, EU, China, and other markets. The first patient recruited by a site opened to the paxalisib arm occurred on 7 January 2021. In November 2021, the study opened to recruitment in Canada. Expansion to EU and China is expected during CY2022.

Five investigator-initiated studies continued to progress during the period: a phase I study with paxalisib in diffuse intrinsic pontine glioma (DIPG) at St Jude Children’s Research Hospital in Memphis, TN (NCT03696355), a phase II study with paxalisib in HER2+ breast cancer brain metastases at Dana-Farber Cancer Institute in Boston, MA (NCT03765983), a phase II multi-drug, genomically-guided study in brain metastases run by the Alliance for Clinical Trials in Oncology (NCT03994796), a phase I study with paxalisib in combination with radiotherapy for brain metastases at Memorial Sloan Kettering Cancer Center in New York, NY (NCT04192981), and a phase II study with paxalisib in primary CNS lymphoma at Dana-Farber Cancer Institute in Boston, MA.

During the reporting period, an additional investigator-initiated study opened to recruitment: a phase II multi-arm study, which includes several combinations of paxalisib with ONC201 (Chimerix, Inc), in paediatric patients with diffuse midline gliomas, including DIPG (NCT05009992). This study is run by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), based at the University of California, San Francisco. The company also entered into an agreement with Weill Cornell Medicine for a planned investigator-initiated phase II study with paxalisib in combination with ketogenesis for the treatment of glioblastoma. This study is expected to commence recruitment in 1H CY2022.

The company’s second R&D program is EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3), which was licensed from Evotec SE in April 2021. The development candidate exhibits a very high degree of selectivity for VEGFR3 over other protein kinases, and this is expected to be associated with a favourable toxicity profile in the clinic and, potentially, a lesser propensity for secondary resistance.

In November 2021, the company commenced recruitment to a phase I multiple-ascending dose study of EVT801 in patients with advanced cancer (NCT05114668). This study is designed to provide information on the safety, tolerability, and pharmacokinetics of EVT801 in humans, and to establish the maximum tolerated dose for future studies. The study also includes a rich suite of translational biomarkers which will provide detailed information about the pharmacological activity of the drug. The study is ongoing at two sites in France, with initial data anticipated in CY2022.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Kazia Therapeutics Limited Directors’ report 31 December 2021

Matters subsequent to the end of the financial half-year

Subsequent to 31 December 2021, a total of 1,300,000 options have been issued to employees, of which 900,000 were issued to KMP. The options have a 4 year life and vesting is conditional on continued service as an employee of the consolidated entity.

No other matter or circumstance has arisen since 31 December 2021 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Iain Ross
Iain Ross
Chairman

23 February 2022
Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Kazia Therapeutic Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Kazia Therapeutics Limited for the half-year ended 31 December 2021, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ M Aziz

M Aziz

Partner – Audit & Assurance

Sydney, 23 February 2022

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

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Kazia Therapeutics Limited Contents 31 December 2021

General information

The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 23 February 2022.

Kazia Therapeutics Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2021

		Consolidated
	Note	December 2021	December 2020
		$	$
Revenue and other income
Other income	4	24,956	1,170
Finance Income		1,989	30,824

Expenses
Research and development expense		(11,029,851)	(2,859,541)
General and administrative expense		(2,261,366)	(3,575,564)
Loss on revaluation of contingent consideration		(74,110)	(109,547)

Loss before income tax benefit		(13,338,382)	(6,512,658)

Income tax benefit		315,974	149,098

Loss after income tax benefit for the half-year attributable to the owners of Kazia Therapeutics Limited		(13,022,408)	(6,363,560)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		6,946	1,231

Other comprehensive income for the half-year, net of tax		6,946	1,231

Total comprehensive income for the half-year attributable to the owners of Kazia Therapeutics Limited		(13,015,462)	(6,362,329)

		Cents	Cents
Basic earnings per share	18	(9.864)	(5.924)
Diluted earnings per share	18	(9.864)	(5.924)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of financial position As at 31 December 2021

		Consolidated
	Note	December 2021	June 2021
		$	$
Assets

Current assets
Cash and cash equivalents	6	15,188,957	27,586,760
Trade and other receivables	7	75,710	84,362
Other assets	8	1,444,335	1,719,696

Total current assets		16,709,002	29,390,818

Non-current assets
Intangibles	9	21,026,106	22,002,593
Trade and other receivables-non-current	10	6,933,772	6,693,628

Total non-current assets		27,959,878	28,696,221

Total assets		44,668,880	58,087,039

Liabilities

Current liabilities
Trade and other payables	11	6,541,026	4,932,660
Employee benefits		272,326	229,337
Contingent consideration	12	779,910	3,164,557

Total current liabilities		7,593,262	8,326,554

Non-current liabilities
Deferred tax	13	2,612,467	2,928,441
Employee benefits		81,834	54,684
Contingent consideration-non-current	14	8,888,454	8,926,641

Total non-current liabilities		11,582,755	11,909,766

Total liabilities		19,176,017	20,236,320

Net assets		25,492,863	37,850,719

Equity
Contributed equity	15	80,306,762	80,290,062
Other contributed equity		464,000	464,000
Reserves		1,350,321	1,300,566
Accumulated losses		(56,628,220)	(44,203,909)

Total equity		25,492,863	37,850,719

The above statement of financial position should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2021

	Issued capital	Other contributed equity	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$
Balance at 1 July 2020	48,781,214	464,000	1,521,111	(455,188)	(36,185,557)	14,125,580

Loss after income tax benefit for the half-year	—	—	—	—	(6,363,560)	(6,363,560)
Other comprehensive income for the half-year, net of tax	—	—	—	1,231	—	1,231

Total comprehensive income for the half-year	—	—	—	1,231	(6,363,560)	(6,362,329)

Issue of shares	25,234,316	—	—	—	—	25,234,316
Share issue costs	(1,637,298)	—	—	—	—	(1,637,298)

Transactions with owners in their capacity as owners:
Exercise of options	12,312	—	(3,500)	—	3,500	12,312
Employee share-based payment options - expired	—	—	(323,255)	—	323,255	—
Employee share-based payment options	—	—	305,300	—	—	305,300

Balance at 31 December 2020	72,390,544	464,000	1,499,656	(453,957)	(42,222,362)	31,677,881

	Issued capital	Other contributed equity	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$
Balance at 1 July 2021	80,290,062	464,000	1,753,886	(453,320)	(44,203,909)	37,850,719

Loss after income tax benefit for the half-year	—	—	—	—	(13,022,408)	(13,022,408)
Other comprehensive income for the half-year, net of tax	—	—	—	6,946	—	6,946

Total comprehensive income for the half-year	—	—	—	6,946	(13,022,408)	(13,015,462)

Transactions with owners in their capacity as owners:
Immaterial reclassification	—	—	—	(433,333)	433,333	—
Exercise of options	16,700	—	(5,622)	—	5,622	16,700
Employee share-based payment options - expired	—	—	(159,142)	—	159,142	—
Employee share-based payment options	—	—	640,906	—	—	640,906

Balance at 31 December 2021	80,306,762	464,000	2,230,028	(879,707)	(56,628,220)	25,492,863

The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of cash flows For the half-year ended 31 December 2021

		Consolidated
	Note	December 2021	December 2020
		$	$
Cash flows from operating activities
R&D cash rebate		—	1,018,448
Payments to suppliers (inclusive of GST)		(11,391,410)	(13,287,753)

Net cash used in operating activities	19	(11,391,410)	(12,269,305)

Cash flows from investing activities
Payment of milestone relating to contingent consideration	14	(1,582,278)	—

Net cash used in investing activities		(1,582,278)	—

Cash flows from financing activities
Proceeds from issue of shares (net of costs)	15	16,700	23,609,331

Net cash from financing activities		16,700	23,609,331

Net (decrease)/increase in cash and cash equivalents		(12,956,988)	11,340,026
Cash and cash equivalents at the beginning of the financial half-year		27,586,760	8,764,044
Effects of exchange rate changes on cash and cash equivalents		559,185	(737,997)

Cash and cash equivalents at the end of the financial half-year	6	15,188,957	19,366,073

The above statement of cash flows should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021

Note 1. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2021 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021 Note 1. Significant accounting policies (continued)

Going concern

During the half year ended 31 December 2021 the consolidated entity experienced net cash outflows from operating activities of $11,391,410 (December 2020: $12,269,305) and incurred a loss after tax of $13,022,408 (December 2020: $6,363,560).

As at 31 December 2021 the consolidated entity had cash in hand and at bank, including cash on deposit, of $15,188,957.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. In particular, the directors have considered the impact of COVID-19 on the operations of the Company, and make the following observations:

1) Kazia’s key clinical trials have not been materially impacted by COVID-19 to date. The GBM AGILE study, the pivotal study for paxalisib in glioblastoma, is on track with recruitment running to plan, and no disruption to this schedule is foreseen. To date, the study has screened over one thousand patients. The Phase II study of paxalisib in glioblastoma has concluded, and the remaining data analyses are unlikely to be disrupted by COVID. The Phase I trial for the consolidated entity’s new asset, EVT801, opened before period end and recruitment is on track. Further details of this asset are included later in this report.

2) In general, clinical research in advanced cancer is relatively insulated from pandemic disruption due to the ongoing and time-critical need for patient care in specialised facilities which cannot easily be repurposed;

3) The Company is not reliant on ongoing revenue from customers, and so changes in customer behaviour over the next several years due to public health restrictions and reduced economic activity have little to no impact on its finances;

4) The Company was able to secure funding of approximately $9 million at the height of the initial wave of COVID-19 in April 2020, and additional funds of approximately $25 million during the 2021 financial year; and

5) As a consequence, the directors do not foresee any other impacts of COVID-19 on the Company’s ability to pursue its objectives, and in particular on its ability to raise additional funding if required.

While the Company’s current cash balance is not sufficient to fund the operations for a period of 12 months from the date of this report, the directors have prepared the financial statements on a going concern basis as they are confident of the Company’s ability to raise additional funding, via licensing and partnering activities, obtaining of grant funding or raising additional capital from investors. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Note 2. Critical accounting judgements, estimates and assumptions

When preparing the half-year financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the half-year financial statements, including key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2021.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021

Note 3. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 4. Other income

	Consolidated
	December 2021	December 2020
	$	$
Government grants	10,000	—
Research and development rebate	—	1,170
Bad debt recovery	14,956	—

Other income	24,956	1,170

Note 5. Expenses

	Consolidated
	December 2021	December 2020
	$	$
Loss before income tax includes the following specific expenses:

Amortisation
Paxalisib licensing agreement	542,177	542,172
Evotech licensing agreement	434,310	—

Total amortisation	976,487	542,172

Net foreign exchange loss
Net foreign exchange loss	—	1,012,467

Superannuation expense
Defined contribution superannuation expense	93,960	85,323

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,349,523	944,185

Note 6. Cash and cash equivalents

	Consolidated
	December 2021	June 2021
	$	$
Cash at bank and on hand	15,188,957	21,086,760
Short-term deposits	—	6,500,000

	15,188,957	27,586,760

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021

Note 7. Trade and other receivables

	Consolidated
	December 2021	June 2021
	$	$
GST refundable	68,023	76,675
Deposit paid	7,687	7,687

	75,710	84,362

Note 8. Other assets

	Consolidated
	December 2021	June 2021
	$	$
Prepayments	1,444,335	1,719,696

Note 9. Intangibles

	Consolidated
	December 2021	June 2021
	$	$
Licensing agreement - at acquired fair value	16,407,788	16,407,788
Less: Accumulated amortisation	(5,624,170)	(5,081,993)

	10,783,618	11,325,795

Licensing agreement - at cost	10,857,763	10,857,763
Less: Accumulated amortisation	(615,275)	(180,965)

	10,242,488	10,676,798

	21,026,106	22,002,593

Reconciliations Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	EVT801 licensing	Paxalisib licensing
	agreement	agreement	Total
Consolidated	$	$	$
Balance at 1 July 2021	10,676,798	11,325,795	22,002,593
Amortisation expense	(434,310)	(542,177)	(976,487)

Balance at 31 December 2021	10,242,488	10,783,618	21,026,106

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021

Note 10. Trade and other receivables - non-current

	Consolidated
	December 2021	June 2021
	$	$
GBM Agile deposit	6,890,849	6,650,705
Corporate credit card deposit	42,923	42,923

	6,933,772	6,693,628

Note 11. Trade and other payables

	Consolidated
	December 2021	June 2021
	$	$
Trade payables	2,349,317	1,893,150
Accrued and other payables	4,191,709	3,039,510

	6,541,026	4,932,660

Note 12. Contingent consideration

	Consolidated
	December 2021	June 2021
	$	$
Contingent consideration - EVT801	779,910	3,164,557

See also Note 14 setting out non-current contingent consideration.

Note 13. Deferred tax

	Consolidated
	December 2021	June 2021
	$	$
Deferred tax liability	2,612,467	2,928,441

Amount expected to be settled after more than 12 months	2,612,467	2,928,441

Movements:
Opening balance	2,928,441	3,412,788
Credited to profit or loss	(315,974)	(484,347)

Closing balance	2,612,467	2,928,441

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021

Note 14. Contingent consideration - non-current

	Consolidated
	December 2021	June 2021
	$	$
Contingent consideration - paxalisib	1,089,359	1,015,249
Contingent consideration - EVT801	7,799,095	7,911,392

	8,888,454	8,926,641

A portion of the discount applied to anticipated future payments has unwound, with the resultant loss on contingent consideration being recognised in profit and loss.

	Consolidated
	December 2021	June 2021
	$	$
Reconciliation of the balance at the beginning and end of the reporting period is set out below:
Contingent consideration at start of period	12,091,198	1,844,988
EVT801 acquisition	—	11,075,949
Payment of paxalisib milestone	—	(3,400,000)
Payment of EVT801 milestone	(1,582,278)	—
Transferred to trade payables on achievement of milestone	(740,914)	—
Effect of exchange rates on contingent consideration	(173,752)	—
Loss on revaluation of contingent consideration	74,110	2,570,261

	9,668,364	12,091,198

Contingent consideration - paxalisib

During the 2017 financial year, the consolidated entity acquired 100% of the issued shares in Glioblast Pty Ltd, a privately held, neuro-oncology-focused Australian biotechnology company. On the same day, Kazia entered into a worldwide licensing agreement with Genentech to develop and commercialise GDC-0084, now known as paxalisib.

The Glioblast acquisition contains four contingent milestone payments, the first two milestone payments are to be settled with Kazia shares, and the third and fourth milestone payments are to be settled with either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.

The Genentech agreement comprises of one milestone payment payable on the first commercial licensed product sale, in the amount of $1,394,000.

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 15% (previously 35%) per annum. The discount rate was considered at 30 June 2021 and it was determined that the risk of the asset, and therefore of the milestones being met, has been considerably decreased as a result of paxalisib entering the pivotal GBM Agile trial, which is progressing well, and the license transaction with Simcere Pharmaceutical Group, which provides an external validation of paxalisib. Accordingly, the discount rate applied to future expected cash flows has been revised downwards.

Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech agreement.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021 Note 14. Contingent consideration - non-current (continued)

Contingent consideration - EVT801

The acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being booked as a current or non-current liability at period end, according to the estimated payment date. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not booked at year end amounts to €300,500,000 ($475,474,684).

Note 15. Contributed equity

	Consolidated
	December 2021	June 2021	December 2021	June 2021
	Shares	Shares	$	$
Ordinary shares - fully paid	132,037,209	132,012,209	80,306,762	80,290,062

Movements in ordinary share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2021	132,012,209		80,290,062
Issued on conversion of options	15 December 2021	25,000	$0.668	16,700

Balance	31 December 2021	132,037,209		80,306,762

Share buy-back

There is no current on-market share buy-back.

Note 16. Dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Note 17. Events after the reporting period

Subsequent to 31 December 2021, a total of 1,300,000 options have been issued to employees, of which 900,000 were issued to KMP. The options have a 4 year life and vesting is conditional on continued service as an employee of the consolidated entity.

No other matter or circumstance has arisen since 31 December 2021 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 18. Earnings per share

	Consolidated
	December 2021	December 2020
	$	$
Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(13,022,408)	(6,363,560)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	132,014,383	107,421,707

Weighted average number of ordinary shares used in calculating diluted earnings per share	132,014,383	107,421,707

Kazia Therapeutics Limited Notes to the financial statements 31 December 2021 Note 18. Earnings per share (continued)

	Cents	Cents
Basic earnings per share	(9.864)	(5.924)
Diluted earnings per share	(9.864)	(5.924)

1,856,999 unlisted convertible notes with a face value of $464,000 and 7,255,500 unlisted options have been excluded from the above calculations as they were anti-dilutive.

Note 19. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	December 2021	December 2020
	$	$
Loss after income tax benefit for the half-year	(13,022,408)	(6,363,560)

Adjustments for:
Depreciation and amortisation	976,487	542,172
Share-based payments	640,906	305,300
Foreign exchange differences	(1,251,031)	1,012,467
Loss on contingent consideration	74,110	109,547

Change in operating assets and liabilities:
Decrease in trade and other receivables	8,652	995,353
Decrease/(increase) in prepayments	153,056	(1,099,516)
(Decrease) in GBM Agile deposit	—	(7,013,154)
Increase/(decrease) in trade and other payables	1,274,653	(613,610)
Decrease in deferred tax liabilities	(315,974)	(149,098)
Increase in employee benefits	70,139	4,794

Net cash used in operating activities	(11,391,410)	(12,269,305)

Kazia Therapeutics Limited Directors’ report 31 December 2021

In the directors’ opinion:

•

the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•

the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2021 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Iain Ross
Iain Ross
Chairman

23 February 2022

Sydney

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Kazia Therapeutics Limited

Report on the review of the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2021 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Kazia Therapeutics Limited does not comply with the Corporations Act 2001 including:

(a)	giving a true and fair view of the Kazia Therapeutics’ financial position as at 31 December 2021 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

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Material uncertainty related to going concern

We draw attention to Note 1 in the financial report, which indicates that the Group incurred a net loss of $13,022,408 during the half-year ended 31 December 2021 and had net cash outflows from operating activities of $11,391,410.

As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2021 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Grant Thornton
Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ M Aziz
M Aziz Partner – Audit & Assurance

Sydney, 23 February 2022